Exhibit 99.2

Aracruz Celulose S.A.

Condensed Consolidated Financial Information for the three-month periods ended March 31, 2006 and 2005 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders

Aracruz Celulose S.A.

Aracruz, Espírito Santo, Brazil

1.                   We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of March 31, 2006 and the related condensed consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month periods ended March 31, 2006 and 2005, all expressed in United States dollars. These interim financial statements are the responsibility of the Company’s management.

2.                   We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.                   Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.                   We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 10, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil, April 6, 2006

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets (Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	March 31,	December 31,
	2006	2005
Assets

Current assets
Cash and cash equivalents	37,254	34,114
Short-term investments	460,724	521,613
Accounts receivable, net	243,755	253,306
Inventories, net	185,347	173,873
Deferred income tax	13,670	14,439
Recoverable income and other taxes	104,171	89,727
Prepaid expenses and other current assets	8,541	7,733

	1,053,462	1,094,805

Property, plant and equipment, net	2,067,368	2,068,547

Investment in affiliated company	281,540	298,925
Goodwill	207,050	207,050

Other assets

Advances to suppliers	67,976	64,343
Deposits for tax assessments	22,400	20,476
Recoverable income and other taxes	4,391	3,832
Other	5,971	6,027

	100,738	94,678

Total Assets	3,710,158	3,764,005

	March 31,	December 31,
	2006	2005
Liabilities and Stockholders’ equity

Current liabilities
Suppliers	81,726	84,839
Payroll and related charges	13,883	19,525
Income and other taxes	40,490	21,492
Current portion of long-term debt
Related party	63,583	59,130
Other	53,645	145,276
Short-term debt - export financing and other		80,496
Accrued finance charges	8,590	7,116
Interest payable on stockholders’equity	42,128	65,947
Other accruals	9,241	1,344

	313,286	485,165
Long-term liabilities
Long-term debt
Related party	203,829	204,665
Other	829,201	805,620
Deferred income tax	84,083	56,366
Tax assessments and litigation contingencies (Note 8)	242,490	214,596
Suppliers	10,213	9,988
Other	24,484	22,851

	1,394,300	1,314,086

Minority interest	320	331

Stockholders’ equity
Share capital - no-par-value shares authorized, issued and outstanding
Preferred stock
Class A – 2006 and 2005 – 38,021,856 shares	31,105	31,105
Class B - 2006 and 2005 – 539,141,565 shares	583,391	583,391
Common stock – 2006 and 2005 - 455,390,699 shares	297,265	297,265
Treasury stock
Class B preferred stock – 2006 and 2005 - 1,483,200 shares and Common stock – 483,114 shares	(2,639)	(2,639)

Total share capital	909,122	909,122

Appropriated retained earnings	1,091,262	1,012,799
Unappropriated retained earnings	1,868	42,502

	2,002,252	1,964,423

Total Liabilities and Stockholders’equity	3,710,158	3,764,005

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except number of shares and per-share amounts)

(Unaudited)

	Three-month period
	ended March 31,
	2006	2005
Operating revenues
Sales of eucalyptus pulp
Domestic	16,613	13,296
Export	429,008	326,520
	445,621	339,816

Sales taxes and other deductions	56,218	42,997

Net operating revenues	389,403	296,819

Operating costs and expenses
Cost of sales	249,683	168,412
Selling	19,089	14,798
Administrative	9,261	6,955
Other, net	1,970	5,335

	280,003	195,500

Operating income	109,400	101,319

Non-operating (income) expenses
Financial income	(86,041)	(23,113)
Financial expenses	44,152	29,932
(Gain) loss on currency remeasurement, net	(8,537)	1,442
Other, net	(2)	(23)

	(50,428)	8,238

Income before income taxes, minority interest and equity in results of affiliated companies	159,828	93,081

Income tax expense (benefit)
Current	34,839	28,657
Deferred	28,492	(6,906)

	63,331	21,751

Minority interest	(12)	(16)

Equity in results of affiliated companies	17,386	989

Net income	79,123	70,357

The accompanying notes are an integral part of these condensed consolidated financial statements.

	Three-month period ended March 31,
	2006	2005
Basic and diluted earnings per share
Class A preferred stock	0.08	0.07
Class B preferred stock	0.08	0.07
Common stock	0.07	0.06

Weighted-average number of shares outstanding (thousands)
Class A preferred stock	38,022	38,022
Class B preferred stock	537,658	537,763
Common stock	454,908	454,908

Aracruz Celulose S.A.

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Three-month period
	ended March 31,
	2006	2005

Cash flows from operating activities
Net income	79,123	70,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	52,366	50,147
Equity results of affiliated company	17,385	989
Deferred income tax	28,492	(6,906)
Premium on debt prepayment	10,487
(Gain) loss on currency remeasurement	(8,537)	1,442
Gain on sale of equipment	(184)	(22)
Decrease (increase) in operating assets
Accounts receivable, net	7,580	2,093
Inventories, net	(11,474)	(13,006)
Interest on short-term investments	(4,572)	(13,731)
Recoverable income taxes	(8,053)	9,861
Other	(900)	(2,375)
Increase (decrease) in operating liabilities
Suppliers	(4,233)	(4,229)
Payroll and related charges	(6,503)	(5,187)
Tax assessment and litigation contingencies	28,622	4,953
Accrued finance charges	1,420	1,596
Other	8,227	6,041

Net cash provided by operating activities	189,246	102,023

Cash flows from investing activities
Short – term investments
Applications	(17,567)	(9,403)
Redemptions	122,725
Proceeds from sale of equipment	217	22
Investments in affiliate		(6,000)
Additions to property, plant and equipment	(51,218)	(24,386)

Net cash provided by (used in) investing activities	54,157	(39,767)

The accompanying notes are an integral part of these condensed consolidated financial statements.

	Three-month period
	ended March 31,
	2006	2005
Cash flows from financing activities
Short-term debt, net	(78,902)	1,627
Long-term debt
New Borrowings
Other	350,000	25,000
Repayments
Related parties	(15,770)	(12,832)
Other	(428,537)	(16,271)
Dividends and interest on stockholders’ equity paid	(66,743)	(9,452)

Net cash used in financing activities	(239,952)	(11,928)

Effect of exchange rate changes on cash and cash equivalents	(311)	(1,660)

Increase in cash and cash equivalents	3,140	48,668

Cash and cash equivalents, beginning of the period	34,114	36,474

Cash and cash equivalents, end of the period	37,254	85,142

Supplementary cash flow information
Interest paid	20,049	20,329

Income taxes paid
	6,019	9,064

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Unaudited)

	Three-month period		Three-month period
	ended March 31, 2006		ended March 31, 2005
	Shares	US$	Shares	US$

Share capital
Preferred stock – Class A
Balance, January 1	38,022,178	31,105	38,022,178	31,105
Conversion to Class B stock	(322)

Balance, March 31	38,021,856	31,105	38,022,178	31,105

Preferred stock - Class B
Balance, January 1	539,141,243	583,391	539,141,243	583,391
Conversion from Class A stock	322

Balance, March 31	539,141,565	583,391	539,141,243	583,391

Common stock
Balance, January 1 and March 31	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 and March 31	(1,966,314)	(2,639)	(1,861,114)	(2,288)

Balance carried forward	1,030,587,806	909,122	1,030,693,006	909,473

The accompanying notes are an integral part of these condensed consolidated financial statements.

	Three-month period		Three-month period
	ended March 31, 2006		ended March 31, 2005
	Shares	US$	Shares	US$

Balance brought forward	1,030,587,806	909,122	1,030,693,006	909,473

Appropriated retained earnings
Investments reserve
Balance, January 1		823,434		482,013
Transfer from (to) unappropriated retained earnings		63,793		(2,133)

Balance, March 31		887,227		479,880

Fiscal-incentive reserve
Balance, January 1		69,300		53,819
Transfer from (to) unappropriated retained earnings		5,368		(238)

Balance, March 31		74,668		53,581

Legal reserve
Balance, January 1		120,065		83,695
Transfer from (to) unappropriated retained earnings		9,302		(371)

Balance, March 31		129,367		83,324

Total balance, March 31		1,091,262		616,785

Unappropriated retained earnings
Balance, January 1		42,502		285,287
Net income		79,123		70,357
Dividends and interest on stockholders’ equity		(41,294)
Transfer from (to) appropriated retained earnings		(78,463)		2,742

Balance, March 31		1,868		358,386

Total stockholders’ equity	1,030,587,806	2,002,252	1,030,693,006	1,884,644

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

1                                         Summary of significant accounting policies

The unaudited condensed consolidated financial statements of Aracruz Celulose S.A. (the “Company”) for the three-month periods ended March 31, 2006 and 2005 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, the said financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first three months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed consolidated interim financial statements do not include all the disclosures required by accounting principles generally accepted in the United States of America (“US GAAP”) and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company’s condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - “Foreign Currency Translation” (“SFAS 52”). The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

2                                         Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

SFAS 155:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

e. Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

3              Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2006 and 2005.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period ended March 31,
	2006	2005

Income before income taxes	159,828	93,081

Federal income tax and social contribution at statutory rates	54,342	31,648
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:
Depreciation on difference in asset basis	1,569	5,160
Translation effect for the period	24,376	(1,842)
Interest on stockholders’ equity	(13,929)
Results in subsidiaries with different tax rates	(2,067)	(13,641)
Others	(960)	426

Income tax expense in the consolidated statements of income	63,331	21,751

The major components of the deferred tax accounts in the balance sheet are as follows:

	March, 31	December, 31
	2006	2005

Current Assets

Unrealized profits on intercompany transactions	13,670	14,439

Net Deferred Tax Liability - Long-Term
Foreign exchange variation taxable on cash basis	75,927	43,393
Difference in basis of accounting for long-term investments	79,907	75,733
Tax loss carryfowards from operations in Brazil	(20,520)	(19,029)
Tax loss carryfowards from operations outside Brazil	(747)
Deductible temporary differences - other provisions	(50,484)	(43,731)

Net deferred tax liability – long-term	84,083	56,366

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

4                                         Accounts receivable, net

	March, 31	December, 31
	2006	2005
Customers - pulp sales
Domestic	5,946	5,820
Export	223,550	233,164
Advances to suppliers	3,325	4,212
Other	15,045	14,177

Allowance for doubtful accounts	(4,111)	(4,067)

Total, net	243,755	253,306

At March 31, 2006, one unaffiliated customer accounted for 32 % of total customer receivables (60% at December 31, 2005) and no other individually accounted for more than 10%.

5                                         Inventories

	March, 31	December, 31
	2006	2005

Finished products	122,552	113,282
Raw materials	20,684	21,597
Spare parts and maintenance supplies	42,111	38,994

	185,347	173,873

6                                         Loans and Financing

Long-term debt

	March, 31	December, 31
	2006	2005

Denominated in Brazilian currency – BNDES term loans with varying interest rates; principally the “Long-term Interest Rate” (TJLP) plus 7.8% to 10.5% (2005 – 7.8% to 10.5%), due 2006 to 2016	228,796	223,562

Denominated in foreign currencies
BNDES Term loans – 8.01 to 9.31% (2005 – 8.51 to 9.51%), due 2006 to 2016	38,616	40,233
International Finance Corporation (IFC) - 7.42% due 2007 to 2014	50,000	50,000
Securitization of export receivables – 6.36% to 7.05% (2005 – 5.98% to 7.05%) due 2006 to 2012	302,285	711,580
Import financing – 4.87% to 5.52% (2005 – 3.82% to 4.47%), due 2006 to 2007	5,561	5,561
Pre-export financing – 5.02% to 6.10% (2005 - 5.05% to 6.10%) due 2006 to 2012	525,000	183,755

	921,462	991,129

Total	1,150,258	1,214,691
Less current maturities	(117,228)	(204,406)

	1,033,030	1,010,285

The long-term portion of the Company’s debt at March 31, 2006 becomes due in the following years:

2007	93,121
2008	133,922
2009	104,077
2010	222,601
2011 and thereafter	479,309

Total	1,033,030

As part of management’s liquidity strategy, in March 2006 the Company executed the right to prepay the notes issued in February 2002. Additionally, the Company made a tender offer to the holders of notes issued in August 2003 and May 2004 to repurchase such notes, at the discretion of the holders. The table below summarizes the results of such prepayments:

Emission	Value	Premium paid on debt amortization in advance

February 2002	145,950	2,113
August 2003	176,395	6,976
May 2004	58,000	1,398

	380,345	10,487

The premium paid on the debt amortization in advance was recognized against current earnings in the financial expenses caption.

7              Stockholders’ equity

Stockholders’ equity included in the financial information presented herein differs from that included in the Company’s statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records.

At March 31, 2006, the statutory reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 999 million.

Basic and diluted earnings per share (“EPS”) as of March 31, 2006 and 2005 as presented in the Company’s statement of income have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Class A and Class B preferred stocks do not have voting rights but have priority in the return of capital in the event the Company is liquidated and have the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A and B preferred stock are not paid dividends for three consecutive years, holders of those stocks are entitled to voting rights until the dividends in arrears for those three years are paid.

The following presents the earnings per share calculations:

	Three-month period ended March 31
	2006	2005

Net income	79,123	70,357

Less priority Class A preferred stock dividends	(472)	(385)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(11,808)	(9,633)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	(66,843)	(60,339)

Weighted average number of shares outstanding (thousands)
Class A preferred	38,022	38,022
Class B preferred	537,658	537,763
Common	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.08	0.07
Class B preferred	0.08	0.07
Common	0.07	0.06

8                                         Contingencies and Commitments

(a)                                  Contingencies

(i)            Labor proceedings

At March 31, 2006, the Company had a total provision recorded for other cases of US$ 18.0 million (US$ 16.7 million in December 31, 2005) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 7.9 million (US$ 7.0 million in December 31, 2005). These proceedings are mainly represented by salary readjustments indices over specific years questioned by some ex-employees.

(ii)           Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. The Company has been contesting this notification and, at March 31, 2006, has placed approximately US$ 7.8 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iii)         PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At March 31, 2006, the provision for contingencies included US$ 69.8 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of March 31, 2006 the remaining balance amounted to US$ 24.9 million (US$ 23.5 million as of December, 2005) and is recorded in other current and long-term liabilities.

(iv)                               Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of March 31, 2006, the balance recorded as a tax asset was US$ 131.6 million (US$ 117.3 million as of December 31, 2005), of which the amount of US$ 127.2 million had a provision for loss (US$ 113.5 million as of December 31, 2005).

(v)                                   Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 88.9 million as of March 31, 2006 (US$ 74.4 million to December 2005).

(vi)                               Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii)         Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The provision amounts to US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

(viii)                       Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The existing provision at March 31, 2006 is US$ 50.4 million.

The company has a judicial decision suspending the limitation on the use of tax losses to settle tax payables.

(ix)                              Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 15.2 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.7 million in escrow accounts as of March 31, 2006.

(b)           Commitments

(i)                                    Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.1 million at September 30, 2005), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, the Indians would still, as of the end of the first quarter of 2006, occupy approximately 11,000.00 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of March 31, 2006, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 4.3 million.

In February 2006 FUNAI published Decisions no. 11 and 12 of its President, dated February 17, 2006, which approved the conclusions contained in the extracts of two Identification Reports, so as to recognize the identification studies of the Indian Lands Tupiniquim and Comboios. The Company will timely challenge such Decisions.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11 thousand hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company immediately presented its challenge of those Dispatches. The Company will not suffer any significant impact on its business should the supply of timber from those lands be hampered by this demand.

9                                         Fiscal incentives

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the geographical area for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company. In December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million. The Company presented its defense in January 2006 and is currently awaiting a decision.

The Company’s management, based on the advice of external legal counsel, believes that the decisions of ADENE and of the Federal Revenue Service do not invalidate the benefits recorded (US$ 75 million on December 31, 2005, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

Starting January 2005 the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.

10                                  Derivative contracts - foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

During the first quarter of 2006 the Company has recognized, as financial income, gains of US$62 million (US$ 4 million in the first quarter of 2005) related to future dollar contracts registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis and as of March 31, 2006 outstanding contracts amounted to US$6 million (US$4 million as of December 31, 2005).

11                                  Geographical information

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Three-month period
	ended March,31
	2006	2005

North America	150,100	129,360
Europe	171,322	144,093
Asia	103,637	52,024
Other	3,949	1,043

Total	429,008	326,520

Sales to two unaffiliated customers represented 42% of net sales in 2006. Two unaffiliated customers represented 50% in 2005. No other individual customers represented more than 10% of net sales.

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